Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry L. Morris
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: www.fmc-ag.com

February 24, 2010

Fresenius Medical Care Reports Excellent 4th-Quarter and Full-Year
2009 Results; Provides strong outlook for 2010

2009 Full-Year Summary:
Net revenue		$11,247 million	+6%
Operating income (EBIT)		$1,756 million	+5%
Net income attributable to Fresenius Medical Care AG & Co. KGaA		$891 million	+9%
Earnings per share		$2.99	+9%

Dividend Proposal	Ordinary Share	€0.61	+5%
	Preference Share	€0.63	+5%

2009 4th-Quarter Summary:
Net revenue	$3,035 million	+12%
Operating income (EBIT)	$491 million	+13%
Net income attributable to Fresenius Medical Care AG & Co. KGaA	$247 million	+15%
Earnings per share	$0.82	+15%

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company” or “FMC AG & Co. KGaA”), the world’s largest provider of dialysis products and services, today announced its results for the fourth quarter and full year of 2009.

4th-Quarter 2009:

Revenue

Net revenue for the fourth quarter of 2009 increased by 12% to $3,035 million (8% at constant currency) compared to the fourth quarter of 2008. Organic revenue growth worldwide was 8%. Dialysis Services revenue grew by 12% to $2,226 million (11% at constant currency) in the fourth quarter of 2009. Dialysis Product revenue increased by 10% to $809 million (an increase of 3% at constant currency) in the same period.

North America revenue increased by 9% to $2,012 million. Organic revenue growth was 9%. Dialysis Services revenue grew by 10% to $1,799 million. Average revenue per treatment for U.S. clinics increased to $357 in the fourth quarter of 2009 compared to $335 for the corresponding quarter in 2008 and $348 for the third quarter of 2009. This development was attributable principally to reimbursement increases and increased utilization of pharmaceuticals. Dialysis Product revenue decreased by 3% to $213 million as a result of decreased sales of our phosphate-binding drug PhosLo®, partially offset by sales of our intravenous iron products, which increased by 14%, as well as increased sales of dialyzers, solutions and concentrates.

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International revenue increased by 18% to $1,023 million, compared to the fourth quarter of 2008. Based on constant currency, revenue grew by 8%. Organic revenue growth was 7%. Dialysis Services revenue was $427 million, an increase of 22% (+12% at constant currency). Dialysis Product revenue increased by 15% to $596 million (+5% at constant currency), led by sales of products for acute care treatments, sales of dialyzers, bloodlines and pharmaceuticals.

Earnings

Operating income (EBIT) for the fourth quarter increased by 13% to $491 million compared to the fourth quarter of 2008. The operating margin increased from 15.9% in the fourth quarter of 2008 to 16.2% in the fourth quarter of 2009.

In North America, the operating margin increased from 16.7% in the fourth quarter of 2008 to 17.7% in the fourth quarter of 2009. The margin development was impacted favorably by an increase in revenue per treatment and strong cost controls. The revenue per treatment improved mainly due to increased commercial rates, an increase in the utilization of pharmaceuticals and a favorable development of the payor mix. The cost per treatment was impacted favorably by a strong cost management and a decrease in bad-debt expenses due to excellent cash collections on receivables. This was offset partially by higher costs for pharmaceuticals, mainly related to utilization as well as the impact of the launch of a generic version of PhosLo® in the U.S. market and increased depreciation expense.

In the International segment, the operating margin decreased from 17.7% to 17.6% due to higher bad-debt and R&D expenses, partially offset by more favorable foreign exchange rate effects, lower production costs resulting from lower prices for raw material and energy as well as economies of scale.

Net interest expense for the fourth quarter of 2009 was $75 million compared to $85 million in the comparable quarter of 2008, mainly due to lower short-term interest rates.

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Income tax expense was $145 million for the fourth quarter of 2009 compared to $120 million in the fourth quarter of 2008, reflecting effective tax rates of 34.9% and 34.3%, respectively.

Net income attributable to FMC AG & Co. KGaA for the fourth quarter of 2009 was $247 million, an increase of 15%.

Earnings per share (EPS) for the fourth quarter of 2009 rose by 15% to $0.82 per ordinary share. The weighted average number of shares outstanding for the fourth quarter of 2009 was approximately 299 million shares compared to 297.6 million shares for the fourth quarter of 2008. The increase in shares outstanding resulted from stock option exercises in the past 12 months.

Cash Flow

In the fourth quarter of 2009, the Company generated $458 million in cash from operations, an increase of 52% compared to the fourth quarter of 2008 and representing approximately 15% of revenue. The cash flow performance was influenced positively by a favorable development of the Days Sales Outstanding and increased earnings.

A total of $173 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions was $285 million compared to $120 million in the fourth quarter of 2008. A total of $79 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $206 million compared to $32 million in the fourth quarter of the previous year.

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Full Year 2009:

Revenue and Earnings

Net revenue was $11,247 million for the full year 2009, an increase of 6% compared to 2008. At constant currency, net revenue rose 9%. Organic growth was 8% in 2009.

Operating income (EBIT) increased by 5% to $1,756 million in 2009. The operating margin for 2009 was 15.6% compared to 15.8% for 2008.

Net interest expense for the full year 2009 was $300 million compared to $336 million in 2008, mainly due to lower short-term interest rates.

Income tax expense was $491 million for the full year 2009 compared to $476 million in 2008, reflecting effective tax rates of 33.7% and 35.6%, respectively. Tax expense was impacted positively by increased non-taxable non-controlling interest in North America.

For the full year 2009, net income attributable to FMC AG & Co. KGaA was $891 million, up 9% from 2008.

Earnings per ordinary share rose by 9% to $2.99 in 2009. The weighted average number of shares outstanding during 2009 was approximately 298.3 million.

Cash Flow

Cash from operations during 2009 was $1,339 million compared to $1,016 million for 2008, representing approximately 11.9% of revenue. The cash flow generation benefited from increased earnings and the favorable development of the Days Sales Outstanding.

A total of $562 million was spent for capital expenditures, net of disposals. Free Cash Flow before acquisitions for 2009 was $777 million compared to $343 million in 2008. A total of $136 million in cash was used for acquisitions net of divestitures. Free Cash Flow after acquisitions and divestitures was $641 million compared to $125 million in 2008.

Please refer to the attachments for a complete overview on the fourth quarter and the full year of 2009 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

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Patients – Clinics – Treatments

As of Dec. 31, 2009, Fresenius Medical Care treated 195,651 patients worldwide, which represents a 6% increase compared to the previous year. North America provided dialysis treatments for 132,262 patients, an increase of 5%. Including 30 clinics managed by Fresenius Medical Care North America, the number of patients in North America was 133,969. The International segment served 63,389 patients, an increase of 9% over the prior year.

As of Dec. 31, 2009, the Company operated a total of 2,553 clinics worldwide. This is comprised of 1,784 clinics in North America (1,814 including managed clinics), an increase of 6%, and 769 clinics in the International segment, an increase of 10%.

Fresenius Medical Care delivered approximately 29.43 million dialysis treatments worldwide during 2009. This represents an increase of 6% year over year. North America accounted for 19.87 million treatments, an increase of 4%, and the International segment delivered 9.56 million treatments, an increase of 10% over the previous year.

Employees

As of Dec. 31, 2009, Fresenius Medical Care had 67,988 employees (full-time equivalents) worldwide compared to 64,666 employees at the end of 2008. This increase of 3,322 employees is due to the overall growth in the Company’s business.

Dividend

The Company will continue to follow an earnings-driven dividend policy. For the 13th consecutive year, shareholders can expect to receive an increased annual dividend for the fiscal year 2009. At the Annual General Meeting to be held on May 11, 2010, shareholders will be asked to approve a dividend of €0.61 per ordinary share, an increase of 5% from 2008 (€0.58).

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Debt/EBITDA Ratio

The ratio of debt to Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) decreased from 2.69 at the end of 2008 to 2.46 at the end of 2009.

Rating

There have been no rating changes in the fourth quarter 2009, Standard & Poor’s Rating Services continued to rate the Company’s corporate credit as ‘BB’ with a ‘stable’ outlook. Moody’s also affirmed its rating of the Company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch rates the Company’s corporate credit as ‘BB’ with a ‘stable’ outlook. For further information on Fresenius Medical Care’s credit ratings, maturity profiles and credit instruments, please visit our website at www.fmc-ag.com / Investor Relations / Credit Relations.

Issuance of Senior Notes

At the beginning of the first quarter of 2010 Fresenius Medical Care issued senior notes due 2016 in the amount of €250 million. The coupon is 5.5%. With a price at issuance of 98.6636% the yield to maturity at issuance was 5.75%. Proceeds were used to repay short-term indebtedness and for general corporate purposes. The senior notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

Fresenius Medical Care Announces Management Board Changes

In December 2009 Fresenius Medical Care announced a transition to a new management board structure drawing entirely on internal management strength. The contract of our Chairman, Dr. Ben Lipps, has been extended and Rice Powell has been appointed as Deputy Chairman of the Fresenius Medical Care Management Board. The Company has also appointed Mike Brosnan as our new Chief Financial Officer. Kent Wanzek was named to the new Fresenius Medical Care Management Board position for Global Manufacturing Operations to provide stronger manufacturing coordination on a global basis.

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Outlook for 2010

For the full year of 2010, the Company expects to achieve revenue of more than $12 billion.

Net income attributable to FMC AG & Co. KGaA is expected to be between $950 million and $980 million in 2010.

The Company expects to spend $550 to $650 million on capital expenditures and up to $400 million on acquisitions. The debt/EBITDA ratio is expected to be below 2.5 by the end of 2010.

Ben Lipps, chief executive officer of Fresenius Medical Care, said: “We are very pleased to report excellent financial results for the fourth quarter and full year of 2009. With this performance, we clearly achieved the top end of our earnings guidance for 2009. Cash flow from operations was very strong and clearly ahead of our expectations. In 2010, we expect to face similar challenges as we did in 2009 but we continue with confidence to execute our strategic plan while maintaining vigilance as to local health care trends. We remain committed to providing the best quality of care to maximize patients overall health and well-being. Our early stage experience with a comprehensive payment demonstration concept, online Hemofiltration and nocturnal dialysis are particularly encouraging in that they show a positive effect on total health care costs while improving patient care outcomes.”

Video Webcast

Fresenius Medical Care will hold an analyst meeting at its headquarters in Bad Homburg, Germany, to discuss the results of the fourth quarter and the full year of 2009 on Wednesday, Feb. 24, 2010, at 3:15 pm CET / 9:15 am EST. The Company invites investors to view the live webcast of the meeting at the Company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the meeting.

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Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,890,000 individuals worldwide. Through its network of 2,553 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 195,651 patients around the globe. Fresenius Medical Care also is the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS/P).

For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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Fresenius Medical Care Statement of Earnings	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ thousands, except	2009	2008	% Change	2009	2008	% Change
earnings per share and per share data)
(audited)

Net revenue
Dialysis Care	2,226,459	1,984,014	12.2%	8,350,233	7,737,498	7.9%
Dialysis Products	808,970	738,024	9.6%	2,897,244	2,874,825	0.8%
Total net revenue	3,035,429	2,722,038	11.5%	11,247,477	10,612,323	6.0%

Cost of revenue	1,976,435	1,781,754	10.9%	7,415,965	6,983,475	6.2%
Gross profit	1,058,994	940,284	12.6%	3,831,512	3,628,848	5.6%

Selling, general and administrative	538,900	487,497	10.5%	1,982,106	1,876,177	5.6%
Research and development	29,302	20,261	44.6%	93,810	80,239	16.9%
Operating income (EBIT)	490,792	432,526	13.5%	1,755,596	1,672,432	5.0%

Interest income	(4,600)	(5,545)	-17.0%	(21,397)	(24,811)	-13.8%
Interest expense	79,894	90,278	-11.5%	321,360	361,553	-11.1%
Interest expense, net	75,294	84,733	-11.1%	299,963	336,742	-10.9%
Income before taxes	415,498	347,793	19.5%	1,455,633	1,335,690	9.0%
Income tax expense1)	144,977	119,189	21.6%	490,413	475,702	3.1%
Net income	270,521	228,604	18.3%	965,220	859,988	12.2%
Less: Net income attributable to Noncontrolling interest1)	23,902	14,293	67.2%	74,082	42,381	74.8%
Net income attributable to FMC AG & Co. KGaA	246,619	214,311	15.1%	891,138	817,607	9.0%

Operating income (EBIT)	490,792	432,526	13.5%	1,755,596	1,672,432	5.0%
Depreciation and amortization	122,952	108,910	12.9%	457,085	415,671	10.0%
EBITDA	613,744	541,436	13.4%	2,212,681	2,088,103	6.0%

Total bad debt expenses	51,042	55,664		210,120	213,586

Earnings per ordinary share	$0.82	$0.72	14.6%	$2.99	$2.75	8.5%
Earnings per ordinary ADS	$0.82	$0.72	14.6%	$2.99	$2.75	8.5%

Weighted average number of shares
Ordinary shares	295,122,756	293,837,985		294,418,795	293,233,477
Preference shares	3,872,911	3,809,989		3,842,586	3,795,248

Percentages of revenue
Cost of revenue	65.1%	65.5%		65.9%	65.8%
Gross profit	34.9%	34.5%		34.1%	34.2%

Selling, general and administrative	17.8%	17.9%		17.6%	17.7%
Research and development	1.0%	0.7%		0.8%	0.8%
Operating income (EBIT)	16.2%	15.9%		15.6%	15.8%
Interest expense, net	2.5%	3.1%		2.7%	3.2%
Income before taxes	13.7%	12.8%		12.9%	12.6%
Income tax expense	4.8%	4.4%		4.4%	4.5%
Net income attributable to Noncontrolling interest	0.8%	0.5%		0.7%	0.4%
Net income attributable to FMC AG & Co. KGaA	8.1%	7.9%		7.9%	7.7%

EBITDA	20.2%	19.9%		19.7%	19.7%

1) Due to the adoption of the new accounting rule ASC 810 (US GAAP), tax expenses related to minority interests of partnerships were reclassified to noncontrolling interest. The effect is neutral to net income attributable to FMC AG & Co. KGaA.
The previous year’s periods have been adjusted accordingly.

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Fresenius Medical Care Segment and Other Information	Three Months Ended December 31,			Twelve Months Ended December 31,

(in US-$ million)	2009	2008	% Change	2009	2008	% Change
(audited)

Net revenue
North America	2,012	1,852	8.6%	7,612	7,005	8.7%
International	1,023	870	17.7%	3,635	3,607	0.8%
Total net revenue	3,035	2,722	11.5%	11,247	10,612	6.0%

Operating income (EBIT)
North America	356	310	14.8%	1,250	1,168	7.0%
International	180	154	16.7%	637	616	3.3%
Corporate	(45)	(31)	42.1%	(131)	(112)	17.1%
Total operating income (EBIT)	491	433	13.5%	1,756	1,672	5.0%

Operating income in percentage of revenue
North America	17.7%	16.7%		16.4%	16.7%
International	17.6%	17.7%		17.5%	17.1%
Total	16.2%	15.9%		15.6%	15.8%

Employees
Full-time equivalents				67,988	64,666

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Fresenius Medical Care
Reconciliation of non US-GAAP
financial measures to the most directly comparable US-GAAP financial measures	Three Months Ended December 31,		Twelve Months Ended December 31,

(in US-$ million)	2009	2008	2009	2008
(audited)

Segment information North America
Net revenue	2,012	1,852
Costs of revenue and research and development	1,331	1,229
Selling, general and administrative	325	313
Costs of revenue and operating expenses	1,656	1,542
Operating income (EBIT)	356	310
Percent of revenue	17.7%	16.7%

Dialysis Products revenue incl. and excl. internal sales
North America
Dialysis Products revenue incl. internal sales	383	371
less internal sales	(170)	(151)
Dialysis Products external sales	213	220
International
Dialysis Products revenue incl. internal sales	678	592
less internal sales	(82)	(74)
Dialysis Products external sales	596	518

Reconciliation of cash flow from operating activities to EBITDA 1)
Total EBITDA			2,213	2,088
Interest expense, net			(300)	(336)
Income tax expense			(491)	(476)
Change in working capital and other non cash items			(83)	(260)
Net cash provided by operating activities			1,339	1,016

Annualized EBITDA
Operating income (EBIT) last twelve months			1,756	1,672
Depreciation and amortization last twelve months			457	416
Non cash charges			50	44
Annualized EBITDA			2,263	2,132

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

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Fresenius Medical Care	December 31,	December 31,
Balance Sheet	(audited)	(audited)

(in US-$ million)	2009	2008

Assets
Current assets	4,728	4,212
Intangible assets	8,371	8,156
Other non-current assets	2,722	2,552
Total assets	15,821	14,920

Liabilities and equity
Current liabilities	2,610	3,145
Long-term liabilities	6,181	5,652
Total equity	7,030	6,123
Total liabilities and equity	15,821	14,920

Equity/assets ratio:	44%	41%

Debt
Short-term borrowings	316	684
Short-term borrowings from related parties	10	1
Current portion of long-term debt and capital lease obligations	158	455
Long-term debt and capital lease obligations, less current portion	4,428	3,957
Trust Preferred Securities	656	641
Total debt	5,568	5,738

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Fresenius Medical Care
Cash Flow Statement

Twelve Months Ended December 31,	2009	2008
(in US-$ million)
(audited)

Operating activities
Net income	965	860
Depreciation / amortization	457	416
Change in working capital and other non cash items	(83)	(260)
Cash Flow from operating activities	1,339	1,016

Investing activities
Purchases of property, plant and equipment	(574)	(687)
Proceeds from sale of property, plant and equipment	12	14
Capital expenditures, net	(562)	(673)
Free Cash Flow	777	343

Acquisitions and investments, net of cash acquired and net purchases of intangible assets	(188)	(277)
Proceeds from divestitures	52	59
Acquisitions, net of divestitures	(136)	(218)
Free Cash Flow after investing activities	641	125

Financing activities
Change in accounts receivable securitization program	(325)	454
Change in intercompany debt	(100)	(1)
Change in other debt	81	316
Redemption of Trust Preferred Securities	—	(678)
Proceeds from exercise of stock options	72	44
Distributions to noncontrolling interest	(68)	(39)
Contributions from noncontrolling interest	13	—
Dividends paid	(232)	(252)
Cash Flow from financing activities	(559)	(156)

Effects of exchange rates on cash	(3)	8
Net increase (decrease) in cash	79	(23)

Cash at beginning of period	222	245
Cash at end of period	301	222

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Fresenius Medical Care
Quarterly Performance Scorecard - Revenue

Three months ended December 31,	2009	cc	2008	cc
(in US-$ thousands, except per-treatment revenue)

North America
Net revenue	2,011,957		1,852,470
Growth year-over-year	8.6%		8.6%

Dialysis Care	1,799,301		1,632,552
Growth year-over-year	10.2%		7.0%
U.S. per treatment	357		335
Per treatment	350		330
Sequential growth	2.5%		0.5%
Growth year-over-year	6.1%		2.9%

Dialysis Products
incl. internal sales	382,582		371,220
Growth year-over-year	3.1%		19.7%
External sales	212,656		219,918
Growth year-over-year	-3.3%		22.2%

International
Net revenue	1,023,344		869,430
Growth year-over-year	17.7%	8.1%	0.7%	12.0%

Dialysis Care	427,158		351,461
Growth year-over-year	21.5%	12.5%	6.3%	18.1%
Per treatment	173	160	154	171
Sequential growth	3.5%		-13.7%
Growth year-over-year	12.3%	3.9%	-3.5%	7.2%

Dialysis Products
incl. internal sales	677,756		592,301
Growth year-over-year	14.4%	4.6%	-2.6%	8.7%
External sales	596,186		517,969
Growth year-over-year	15.1%	5.1%	-2.8%	8.2%

cc = at constant exchange rates

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Fresenius Medical Care
Quarterly Performance Scorecard - Dialysis Care Volume

Three months ended December 31,	2009	2008

North America
Number of treatments	5,116,855	4,924,575
Treatments per day	63,961	61,557
Per day sequential growth	-0.2%	0.7%
Per day year-over-year growth	3.9%	3.6%
Same market growth year-over-year	3.6%	3.0%

International
Number of treatments	2,464,586	2,276,487
Same market growth year-over-year	3.7%	9.5%

Fresenius Medical Care
Quarterly Performance Scorecard - Expenses

Three months ended December 31,	2009	2008

North America
Costs of revenue and operating expenses
Percent of revenue	82.3%	83.3%
Selling, general and administrative
Percent of revenue	16.2%	16.9%
Bad debt expenses
Percent of revenue	2.2%	3.1%
Dialysis Care operating expenses/Treatment (in US-$)	282	277
Sequential growth	-0.2%	1.2%
Growth year-over-year	1.8%	5.5%

Total Group
Costs of revenue and operating expenses
Percent of revenue	83.8%	84.1%
Selling, general and administrative
Percent of revenue	17.8%	17.9%
Effective tax rate	34.9%	34.3%

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Fresenius Medical Care
Quarterly Performance Scorecard - Cash Flow/Investing Activities

Three months ended December 31,	2009	2008
(in US-$ thousands, except number of de novos)

Total Group
Operating Cash Flow	458,132	300,558
Percent of revenue	15.1%	11.0%

Free Cash Flow before acquisitions	284,623	119,570
Percent of revenue	9.4%	4.4%

Acquisitions and investments, net of divestitures	78,841	87,680

Capital expenditures, net	173,509	180,988
Percent of revenue	5.7%	6.6%

Maintenance	93,637	78,951
Percent of revenue	3.1%	2.9%

Growth	79,872	102,037
Percent of revenue	2.6%	3.7%

Number of de novos	39	28
North America	29	19
International	10	9

Fresenius Medical Care
Quarterly Performance Scorecard - Balance Sheet

Three months ended December 31,	2009	2008

Total Group
Debt (in US-$million)	5,568	5,738
Debt/EBITDA	2.5	2.7

North America
Days sales outstanding	52	60

International
Days sales outstanding	110	107

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Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended December 31,	2009	2008

Clinical Performance
North America (U.S.)
Single Pool Kt/v > 1.2	96%	95%
Hemoglobin = 10-12g/dl	64%	61%
Hemoglobin = 10-13g/dl	88%	85%
Albumin >= 3.5 g/dl 1)	83%	80%
Phosphate 3.5-5.5mg/dl	53%	53%
Hospitalization Days per patient 2)	10.0	10.5
(12 months ending December 31)

Demographics
North America (U.S.)
Average age (in years)	62	62
Average time on dialysis (in years)	3.6	3.6
Average body weight (in kg)	81	80
Prevalence of diabetes	54%	53%

1) International standard BCR CRM470

2) Hospitalization data for 2009 includes legacy RCG facilities

Fresenius Medical Care
Quarterly Performance Scorecard

Three months ended December 31,	2009	2008

Clinical Performance
Europe, Middle East and Africa
Single Pool Kt/v > 1.2	95%	94%
Hemoglobin = 10-12g/dl	52%	50%
Hemoglobin = 10-13g/dl	76%	75%
Albumin >= 3.5 g/dl 1)	88%	85%
Phosphate 3.5-5.5mg/dl	61%	61%
Hospitalization Days per patient	8.6	8.1
(12 months ending December 31)

Demographics
Europe, Middle East and Africa
Average age (in years)	64	64
Average time on dialysis (in years)	4.8	4.6
Average body weight (in kg)	70	69
Prevalence of diabetes	28%	28%

1) International standard BCR CRM470

Fresenius Medical Care AG & Co. KGaA, February 24, 2010	18 of 18